TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold First Quarter 2023 Financial Results, Annual Meeting and Chairman's Update

April 18, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") will announce its unaudited first quarter financial and operating results on May 2, 2023, after market close, and will host a series of meetings on May 3, 2023, as described below.

First Quarter Results (May 3, 7:30 am PT)

The Company will host a conference call and webcast on Wednesday, May 3, 2023, commencing at 7:30 am PT to discuss its first quarter results and answer questions from participants.

Conference Call

Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast

www.equinoxgold.com/financials

Annual Meeting of Shareholders (May 3, 1:30 pm PT)

The Company's annual meeting of shareholders ("AGM") will be held on Wednesday, May 3, 2023, commencing at 1:30 pm PT. Shareholders who cannot attend in person are invited to join online.

Attend in Person

Suite 2600, 595 Burrard Street, Vancouver, BC

Attend Online

https://meetnow.global/MAGS6UV

Questions about Equinox Gold, the AGM or the voting process can be submitted in advance using the Submit a Question form on our website at www.equinoxgold.com/shareholder-events. Shareholders and registered proxyholders will also have the opportunity to ask questions during the AGM.

Corporate Update (May 3, 1:45 pm PT)

Equinox Gold's Chair, Ross Beaty, will host a Corporate Update immediately after the AGM, commencing at approximately 1:45 pm PT, to discuss the Company's business strategy and objectives. Shareholders who have attended the AGM online will need to disconnect from the AGM webcast and login to the Corporate Update webcast at www.equinoxgold.com/shareholder-events.

Registering Your Vote

Unless you intend to vote during the AGM, registered shareholder proxy forms must be received by 1:30 pm PT on May 1, 2023. The deadline for non-registered shareholders may be earlier. Meeting materials and information regarding how to participate in the AGM have been distributed to shareholders and are also available for download at www.equinoxgold.com/shareholder-events and from Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com